China Pharmaceuticals, Inc.



Symbol：CFMI

www.chinapharmaceuticalsinc.com

Disclaimer

- Safe Harbor Statement - This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company's ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; legal and regulatory risks associated with the share exchange; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company's ability to protect its proprietary information; general economic and business conditions; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission and available on its website at http://www.sec.gov. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Industry Overview

- Chinese Pharmaceutical Market is #5 in the World
- +20% Annual Growth Rate
- Projected to be #3 by 2011
- Projected to be #2 by 2018
- Large & Aging Population
- Increasing Disposable Incomes
- National Medical Insurance Program
- Government Sponsored Industry Consolidation

Company Overview

- Based in Xi'an, Shaanxi

- Developer, Manufacturer, Marketer and Distributor

- Prescription & Over-the-Counter (OTC drugs)

- Western & Traditional Chinese Medicine (TCM)

- 132 Products in 11 Dosage Delivery Forms

- 3 SFDA's GMP certificates

- Nation-wide Distribution

- Hospitals & Clinics

- 2 Manufacturing Facilities

- 486 Employees

- Experienced Management Team



Net Income

$mm, FYE 12/31

Year	Net Income
2006	$1.3
2007	$3.5
2008	$7.3
2009	$8.9
LTM 6/30/10	$11.4

Executives

- Guozhu Wang, Chief Executive Officer

- Guiping Zhang, President

- Tao Lei, Chief Financial Officer

- Ping Guo, Chief Operating Officer

- Yufei Qiao, Secretary of the Board

- Li Chen, Vice President, Sales & Marketing

- Jenna Gao, Vice President, Corporate Communications

Directors

- Guozhu Wang, Chairman

- Guiping Zhang, Director

- Xiaogang Zhu, Independent Director

  Audit Committee Chair

- Zaizhi Cheng, Independent Director

  Nominating and Corporate Governance Committee Chair

- Michael Segal, Independent Director

  Compensation Committee Chair

Structure and History

Structure



China Pharmaceuticals Inc. (Nevada)

100%

China Qinba Pharmaceuticals, Inc.

100%

Xi'an Development Co., Ltd.

Contractual agreements

Xi'an Qinba Pharmaceuticals, Co., Ltd.

Milestones

➢ Established in 1969

➢ 1969 – Hanzhong Manufacturing Plant Commenced Operations

➢ 2006 – Xi'an Manufacturing Plant Commenced Operations

➢ Feb 2010 Listed in USA

Research & Development

- Staff of 12 Chemists and Research Scientists led by our President, a leading Pharmacologist
- Research & Development Agreements with:
  - Xi'an Jiaotong University, School of Medicine
  - Shaanxi University of Chinese Medicine
  - Shenyang Medical University
  - Shandong University of Traditional Chinese Medicine
  - Shanghai Biotechnology Institute

Products

- 132 Products
- 12 Brands
- 11 Dosage Forms
- 111 Prescription Drugs Representing 84% of sales
- 21 OTC Drugs Representing 16% of sales
- 96 Western Drugs Representing 62% of sales
- 36 TCM Drugs Representing 38% of sales
- 3 New TCM Drugs under SFDA Review


胃力胶囊
止血胶囊
引阳索胶囊
胃力胶囊
痔炎消胶囊
脑心清胶囊
注射用阿奇霉素
复方仙鹤草肠炎片
烟酸占替诺片
百癣夏塔热片
注射用阿奇霉素


消癌平
清火栀麦片
Qinghuo Zhimai Pian
复方气管炎片

Products con't

Top Five Selling Products which accounts for 25% of our sales:

1. Treatment for Pneumonia
2. Treatment for Salmonella Enteritidis
3. Treatment for Liver Disease
4. Treatment for Trachitis
5. Treatment for Cancer

Manufacturing Facilities

Xi'an: Commenced Operations 2006, 210,000 Sq Ft

 

Hanzhong: Commenced Operations 1969, 120,000 Sq Ft

 

Production



State-of-the-art
Automated Manufacturing Process






Sales & Marketing

- 31 Sales Offices – Sales offices in each of the 31 Provinces

- 168 Sales Representatives

- Sales to Independent Distributors

- Major Exhibitor at all Pharmaceutical Conferences & Tradeshows

- Television and Print Advertising Campaigns

Distribution

- Nation-wide Distribution

- 2 Distribution & Logistics Centers

- 200+ Independent Distributors

- 2,000+ Hospitals

- 3,000+ Rural Clinics

- 5,000+ Pharmacies

Growth Strategies

- Develop and Introduce Additional Products
- Expand Distribution Network
- Increase Sales Representatives
- Strategic Acquisitions of:
  - Additional Manufacturing Capacity
  - Additional Products
  - Additional Distribution Networks

Competitive Advantages

Intellectual Property

➢ 132 products with SFDA certificates
➢ long-term cooperation with top research institutions for R&D

Brand Equity

➢ 12 brands
➢ iconic pediatric product series "Xiao Neng Ren"
➢ gastric product series "Jia Yi"

Supplies

➢ Medicines Valley of Xixiang County
➢ Taibai Mountain of Qinling Mountains

Investment Highlights

- Large & Expanding Pharmaceutical Market in China
- Nation-wide Distribution
- Prescription & OTC
- Western & TCM
- Low Cost Advantage
- Experienced Management Team
- Strong Financial Performance (6 months ended, June 30)

	2009	2010
Net Sales	$9,777,545	$17,500,787
Net Income	$3,546,704	$6,015,553
Shareholders' Equity		$36,883,263

Historical Financials

Unit: thousand dollars

	2007	2008	Annual Growth Rate	2009	Annual Growth Rate
Revenue	10,454	18,170	73%	26,710	47%
Gross Profit	4,890	11,080	126%	14,300	29%
Net Income	3,497	7,340	110%	8,910	21%
Assets	18,115	26,970	49%	33,690	25%
Shareholders' Equity	11,578	19,680	70%	28,624	45%

Dollar/RMB exchange rate : 7.55 in 2007, 6.84 in 2008, 6.82 in 2009.

Three Months Ended June 30

	2010		2009	
	$	*% of Sales*	**$**	*% of Sales*
Sales	10,447,588		5,084,112	
Cost of goods sold	4,366,590	42%	1,867,095	37%
Gross Profit	6,080,998	58%	3,217,017	63%
Operating Expenses	(274,756)	(3)%	1,127,668	22%
Income from Operations	6,355,754	61%	2,089,349	41%
Other Income (Expenses), net	7,680	0.1%	(3,103)	(0.1)%
Income tax expense	992,068	10%	342,312	7%
Net Income	5,371,366	51%	1,743,935	34%

Net Sales

In the three months ended June 30, 2010, we had net sales of $ 10,447,588, an increase of 105% as compared with $ 5,084,112 in the same period of 2009. This increase was primarily due to our continuous efforts on expanding the market and sales channels for our products.

Six Months Ended June 30

	2010		2009	
	$	**% of Sales**	**$**	**% of Sales**
Sales	17,500,787		9,777,545	
Cost of goods sold	7,186,768	41%	3,796,389	39%
Gross Profit	10,314,019	59%	5,981,156	61%
Operating Expenses	2,743,019	16%	1,702,652	17%
Income from Operations	7,571,000	43%	4,278,504	44%
Other Expenses, net	(21,852)	(0.1)%	(71,351)	(0.7)%
Income tax expense	1,533,595	9%	660,449	7%
Net Income	6,015,553	34%	3,546,704	36%

Net Sales

In the six months ended June 30, 2010, we had net sales of $ 17,500,787, an increase of 79% as compared with $ 9,777,545 in the same period of 2009. This increase was primarily due to increased demand for our products as a result of our successful marketing and promotion strategies.

Projected Financials

Unit: thousand dollars

	2010	Annual Growth Rate	2011	Annual Growth Rate	2012	Annual Growth Rate
Revenue	33，000	24%	44，600	35%	60，210	35%
Gross Profit	18，300	28%	24，530	34%	32，870	34%
Net Income	11，320	27%	14，720	30%	19，140	30%
Assets	43，500	29%	56，600	30%	73，580	30%
Shareholders' Equity	36，000	26%	47，480	32%	62，670	32%

Dollar/RMB exchange rate: 6.80 in 2010

Financial Snapshot

6 months ending June 30,2010

Balance Sheet

- Cash $6.7m
- Working Capital $17.9m
- Total Assets $40.1m
- Long Term Debt   Nil
- Net Worth $36.8m

Current Price $1.81 (8/31)

Shares Outstanding 34,198,820

Income Statement

- Revenues $17.5m
- Gross Profit $10.3m
- EBITDA $ 7.5m
- Net Income $ 6.0m
- EPS $ 0.19

Annual Hi Low $1.87-0.85

Market   Capitalization $61.9m

Questions & Answers

Contact Information

Michael S. Segal

Director,

Compensation Committee Chair

+1-212-348-5600

+1-646-623-6999

Michael.segal@chinapharmaceuticalsinc.com

Jenna Gao

Vice President,

Investor Relations

+86-29-8406-7215

ir@chinapharmaceuticalsinc.com